Exhibit 99.1

News Release

Fang Announces Fourth Quarter and Fiscal Year Results

BEIJING, China, February 25, 2016 – SouFun Holdings Limited (NYSE: SFUN) (“Fang”), the leading real estate Internet portal in China, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

■	Total Revenue increased by 34.8% year-on-year to $300.7 million. Revenue from e-commerce services increased by 76.1% year-on-year to $173.8 million.

■	Operating loss was $32.6 million. Non-GAAP operating loss was $31.7 million. A description of the adjustments from GAAP to non-GAAP operating income is set forth below.

■	Net loss attributable to SouFun’s shareholders was $38.8 million.

■	Non-GAAP net loss attributable to SouFun’s shareholders was $68.9 million, a $0.16 loss per fully-diluted ADS.

■	GMV increased by 28% from $10.6 billion in the third quarter of 2015 to $13.5 billion in the fourth quarter. The following table shows GMV by quarter for 2015.

GMV: Q1-Q4, 2015 (in millions of US dollars)

					Q4& Q3 Variance		2015
	Q1	Q2	Q3	Q4	Amount	%	Total GMV
New Home *	1,281	3,441	4,580	5,644	1,064	23%	14,946
Secondary Home	384	3,321	5,951	7,860	1,909	32%	17,516
Home furnishing	4	23	56	57	1	3%	140
Total	1,669	6,785	10,587	13,562	2,975	28%	32,603

* Only including direct sales services.

“2015 was the first year of our transformation and the 35% revenue growth for Q4 is encouraging.” Said Vincent Mo, Chairman and CEO of Fang.com. “We are especially proud of our performance in resale market with leading market positions in over 10 major cities in China and GMV over $17 billion. We will continue and deepen our transformation in 2016 and we are confident that 2016 will be the start of a series of rewarding years.”

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Fourth Quarter 2015 Results

Revenues

Fang reported total revenues of $300.7 million for the three months ended December 31, 2015, representing an increase of 34.8% from $223.0 million for the corresponding period in 2014, primarily driven by the growth in e-commerce services, partially offset by the decline in marketing services and listing services.

Revenue from marketing services was $83.0 million for the three months ended December 31, 2015, a decrease of 10.0% from $92.2million for the corresponding period in 2014, primarily due to fewer customers in the market and fewer average amount per advertising contract.

Revenue from e-commerce services was $173.9 million for the three months ended December 31, 2015, a 76.1% increase from $98.7 million for the same period in 2014, primarily due to the growth of the direct sales services for new home, the growth of the real estate brokerage services for secondary home and the growth of the rental, as well as rapid growth of the home decorating services.

Revenue from listing services was $22.3 million for the three months ended December 31, 2015, a decrease of 11.5% from $25.2 million for the corresponding period in 2014, primarily due to our reduction of unit price per paying subscriber.

Revenue from financial services was $15.6 million for the three months ended December 31, 2015, an increase of 590.6% from $2.7 million for the corresponding period in 2014. Fang began to offer financial services in August 2014. We extracted revenue from financing services from other value-added services, to show this is a separate revenue source starting from the first quarter of 2015.

Revenue from other value-added services was $5.9 million for the three months ended December 31, 2015, an increase of 28.7% from $4.6 million for the corresponding period in 2014, primarily due to the rapid growth of our research related products.

Cost of Revenue

Costs of revenue was $218.4 million in the three months ended December 31, 2015, an increase of 411.0% from $42.7 million for the corresponding period in 2014. The increase in cost of revenue was mainly attributable to increased staffs. In addition, increased e-commerce cost included potion of proceeds remitted to real estate brokers and subsidies to home buyers related to E-commerce services, and increased decorating cost related to the home decorating services also contributed to the increase in cost of revenues.

Gross margin was 27.4% in the three months ended December 31, compared with 2015, 2014 over the same period was 80.8%.

Operating Expenses

Operating expenses were $114.9 million for the three months ended December 31, 2015, an increase of 57.8% from $72.8 million compare to the fourth quarter of 2014.

Selling expenses were $81.3 million for the three months ended December 31, 2015, an increase of 70.9% from 47.6 million for the corresponding period in 2014, primarily due to increased expenses paid to our advertising and promotional expenses and depreciation expense.

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General and administrative expenses were $33.6 million for the three months ended December 31, 2015, an increase of 33.2% from $25.2 million for the corresponding period in 2014, primarily due to increased operating lease and increased professional service fee.

Operating Income/Loss

Operating loss was $32.6 million for the three months ended December 31, 2015, compared to operating income of $107.6 million for the corresponding period in 2014.

Income Tax Expenses

Income tax expense was $7.5 million for the three months ended December 31, 2015, compared to income tax expenses of $23.6 million for the corresponding period in 2014.

Net Income/Loss and EPS

Net Loss was $38.8 million for the three months ended December 31, 2015, compared to net income $82.5 million for the corresponding period in 2014. A $0.44 and $0.09 loss per fully-diluted ordinary share and ADS, respectively, for the three months ended December 31, 2015, compared to $0.94 and $0.19 for the corresponding period in 2014.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $25.0 million loss for the three months ended December 31, 2015, compared to $112.2 million income for the corresponding period in 2014.

Cash

As of December 31, 2015, SouFun had cash, cash equivalents, and short-term investments of $880.5 million, compared to $622.0 million as of September 30, 2015.Net cash used in operating activities was $31.6 million for the quarter ended December 31, 2015, compared to net cash generated in operating activities $5 million for the same period in 2014. The decline in cash flows from operating activities was primarily due to a $37.1 million decrease in cash flows due to the increase of loans receivables provided to home buyers under our financial services program and 21.1 million increase in cash flow due to increase of customers’ refundable fees, which was partially offset by the increase in defer revenue of 35.0 million in the fourth quarter of 2014.

Fiscal Year 2015 Results

Revenues

Fang reported total revenues of $883.5 million for 2015, representing an increase of 25.7% from $702.9 million for 2014, primarily driven by the growth in e-commerce services and financial services.

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Revenue from marketing services was $249.8 million for 2015, a decrease of 15.2% from $294.5 million for 2014, primarily due to fewer customers in the market and fewer average amount per advertising contract.

Revenue from e-commerce services was $474.8 million for 2015, a 94.3% increase from $244.3 million for 2014. The growth was primarily driven by the fast growth of our new e-commerce business.

Revenue from listing services was $107.9 million for 2015, a decrease of 25.9% from $145.7 million for 2014, primarily due to our reduction of unit price per paying subscriber.

Revenue from financial services was $29.6 million for 2015, an increase of 814.2% from $3.2 million for 2014, primarily due to the rapid growth of our financial services and research related products.

Revenue from other value-added services was $21.4 million for 2015, an increase of 40.9% from $15.2 million for 2014, primarily due to the rapid growth of our research related products.

Cost of Revenue

Cost of revenue was $555.4 million for 2015, an increase of 281.1% from $145.7 million 2014. The increase in cost of revenue was mainly driven by our new e-commerce model, increased staff costs, as well as an increase in VAT taxes and surcharges.

Gross margin was 37.1% for 2015, compared to 79.3% for the corresponding period in 2014.

Operating Expenses

Operating expenses were $362.0 million for 2015, an increase of 45.7% from $248.4 million for 2014.

Selling expenses were $236.6 million for 2015, an increase of 60.0% from $147.9 million for 2014, primarily due to the new e-commerce model, increased advertising and promotional expenses and staff cost.

General and administrative expenses were $125.4 million for 2015, an increase of 24.7% from $100.6 million for 2014, primarily due to increased staff costs.

Operating Income/Loss

Operating loss was $34.5 million for 2015, compare to operating income of $309.5 million for 2014.

Income Tax Benefit/Expenses

Income tax benefit was $5.9 million for 2015, compared to $81.6 million of income tax expenses for the corresponding period in 2014. The income tax benefit was primarily due to the reversal of withholding tax arising from the undistributed earnings.

Net Loss/Income and EPS

Net loss attributable to Fang’s shareholders was $15.2 million for 2015, compared to $253.2 million for the corresponding period in 2014. A fully diluted earnings per ADS was loss of $0.04 for 2015, compared to income of $0.57 for 2014.

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Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $9.6 million loss for 2015, compared to $333.0 million income for 2015.

Cash

Cash used in operating activities was $165.4 million for 2015, compared to net cash generated in operating activities $214.4 million for 2014. The decline in cash flows from operating activities was primarily due to a $240.7 million decrease in cash flows due to the increase of loans receivables provided to home buyers under our financial services program..

Business Outlook

Fang estimates its total revenue guidance for 2016 around $1,060.2 million, representing a year-on-year increase of 20.0%. This forecast reflects Fang’s current and preliminary view, which is subject to change.

Adoption of Repurchase Program

The Company also announced that it has adopted a share repurchase program (the “Repurchase Program”), pursuant to which the Company may elect to repurchase the issued and outstanding American depositary shares of the Company with an aggregate value of no more than US$200 million within a period of 12 months.

The Resignation of Richard Jiangong Dai

The Company would also like to announce that Mr. Richard Jiangong Dai resigned from his position as a member of the Board of Director. He plans to focus on other professional commitments. “I would like to thank Mr. Richard Jiangong Dai for his contribution to Fang,” commented Mr. Vincent Mo. “I and the rest of the board would like to take this opportunity to express our sincere gratitude to Mr. Richard Jiangong Dai and wish him the best in his pursuit of his other professional commitments.”

Conference Call Information

BEIJING, Feb.15, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN, "Fang" or "we"), the leading real estate internet portal in China, will report its unaudited fourth quarter 2015 financial results before the U.S. market opens on Thursday, February 25, 2016.

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

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A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on February 25 through 23:59 ET March 4, 2016. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	52958132

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China.Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the proposed transactions contemplated by the Restructuring and the Concurrent Share Placement. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the transactions contemplated by the Restructuring will receive the requisite approvals, whether the Restructuring will be carried out as planned, the impact of the Restructuring on the Fang Assets, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our Fang membership services and Fang Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

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For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com

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SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data )

ASSETS	December 31,	December 31,
	2015	2014
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	817,921	354,760
Restricted cash, current	103,179	97,988
Short-term investments	62,559	455,184
Accounts receivable, net	147,516	49,691
Funds receivable	45,400	62,163
Prepayment and other current assets	60,265	30,161
Commitment deposits	10,646	47,312
Loan receivable, current	266,990	79,641
Amount due from related parties	262	-
Deferred tax assets, current	-	2,991
Total current assets	1,514,738	1,179,891
Non-current assets:
Property and equipment, net	326,504	217,105
Prepaid land lease payments	774	-
Loan receivable, non-current	55,349	2,009
Restricted cash, non-current	-	109,495
Deferred tax assets, non-current	5,490	1,570
Deposit for non-current assets	137,715	86,515
Long-term investments	244,678	121,292
Prepayment for business acquisition	-	9,806
Other non-current assets	10,078	16,556
Total non-current assets	780,588	564,348
Total assets	2,295,326	1,744,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	100,000	80,750
Deferred revenue	145,321	119,042
Accrued expenses and other liabilities	361,593	221,901
Income tax payable	9,948	35,394
Customers’ refundable fees	59,107	42,392
Amounts due to a related party	-	660
Convertible senior notes-current	400,000	-
Total current liabilities	1,075,969	500,139
Non-current liabilities:
Long-term loans	-	100,000
Convertible senior notes	300,000	400,000
Deferred tax liabilities, non-current	76,631	111,026
Other non-current liabilities	312	385
Total non-current liabilities	376,943	611,411
Total Liabilities	1,452,912	1,111,550

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 70,731,239 shares and 58,364,924 shares issued and outstanding as at December 31, 2015 and December 31, 2014, respectively	9,110	7,495
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2015 and December 31, 2014 , respectively	3,124	3,124
Additional paid-in capital	466,278	101,072
Accumulated other comprehensive income	(10,280)	49,566
Retained earnings	373,463	471,352
Total SouFun Holdings Limited shareholders' equity	841,695	632,609
Noncontrolling interests	719	80
Total equity	842,414	632,689
TOTAL LIABILITIES AND EQUITY	2,295,326	1,744,239

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SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
Marketing services	82,995	92,227	249,822	294,484
E-commerce services	173,863	98,744	474,811	244,344
Listing services	22,261	25,157	107,922	145,654
Financial services	15,648	2,266	29,582	3,236
Other value-added services	5,895	4,582	21,373	15,165
Total revenues	300,662	222,976	883,510	702,883

Cost of Revenues:
Cost of services	(218,367)	(42,712)	(555,389)	(145,739)
Total Cost of Revenues	(218,367)	(42,712)	(555,389)	(145,739)

Gross Profit	82,295	180,264	328,121	557,144

Operating expenses and income:
Selling expenses	(81,306)	(47,571)	(236,603)	(147,874)
General and administrative expenses	(33,595)	(25,228)	(125,408)	(100,571)
Other income	37	130	(625)	835
Operating Income	(32,569)	107,595	(34,515)	309,534
Foreign exchange gain (loss)	1,307	(34)	1,464	(44)
Interest income	2,833	9,606	22,221	43,857
Interest expense	(4,367)	(4,069)	(16,518)	(17,308)
Investment income	358		1,333
Government grants	1,150	1,389	4,936	7,205
Other-than-temporary impairment on available -for-sale securities		(8,417)		(8,417)
Income before income taxes and noncontrolling interests	(31,288)	106,070	(21,079)	334,827
Income tax expenses
Income tax expenses	(7,530)	(23,566)	5,905	(81,609)
Net income	(38,818)	82,504	(15,174)	253,218
Net income attributable to noncontrolling interests	(4)	-	(37)	-
Net income attributable to SouFun Holdings Limited shareholders	(38,814)	82,504	(15,137)	253,218
Other comprehensive income, net of tax
Foreign currency Translation	(21,593)	5,908	(55,844)	(4,323)
Realized gain on available-for-sale security	-	-	-	-
Unrealized gain on available-for-sale security	4,612	(4,145)	(4,002)	10,508
Total other comprehensive income, net of tax	(16,981)	1,763	(59,846)	6,185
Comprehensive income	(55,799)	84,267	(75,020)	259,403
Comprehensive loss attributable to noncontrolling interests	(4)	-	(37)	-
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	(55,795)	84,267	(74,983)	259,403
Earnings per share for Class A and Class B ordinary shares
Basic	(0.44)	1.03	(0.18)	3.16
Diluted	(0.44)	0.92	(0.18)	2.81
Earnings per ADS
Basic	(0.09)	0.21	(0.04)	0.63
Diluted	(0.09)	0.18	(0.04)	0.56
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,189,443	81,965,501	85,170,886	82,163,135
Diluted	88,189,443	91,186,744	85,170,886	92,208,620
Weighted average number of ADSs outstanding:
Basic	440,947,215	409,827,505	425,854,430	410,815,675
Diluted	440,947,215	455,933,720	425,854,430	461,043,100

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SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2,015	2,014	2,015	2,014
GAAP income from operations	(32,569)	107,593	(34,515)	309,533
Share-based compensation expense	856	184	4,008	4,682
Non-GAAP income from operations	(31,713)	107,777	(30,507)	314,215

GAAP net income	(38,818)	82,502	(15,174)	253,217
One-off tax benefit	(30,578)	4,075	(61,162)	18,507
Investment income	(358)		(1,333)
Other-than-temporary impairment on available-for-sale securities	-	8,417		8,417
Share-based compensation expense	856	184	4,008	4,682
Gain on bargain purchase	-	-	-	-
Non-GAAP net income	(68,898)	95,178	(73,661)	284,823

Net Income attributable to SouFun shareholders	(38,814)	82,502	(15,137)	253,217
One-off tax benefit	(30,578)	4,075	(61,162)	18,507
Investment income	(358)	-	(1,333)	-
Other-than-temporary impairment on available-for-sale securities		8,417		8,417
Share-based compensation expense	856	184	4,008	4,682
Gain on bargain purchase	-	-	-	-
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	(68,894)	95,178	(73,624)	284,823

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.44)	1.01	(0.18)	3.08
Diluted	(0.44)	0.94	(0.18)	2.87
GAAP earnings per ADS:
Basic	(0.09)	0.20	(0.04)	0.62
Diluted	(0.09)	0.19	(0.04)	0.57
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.78)	1.16	(0.86)	3.47
Diluted	(0.78)	1.04	(0.86)	3.09
Non-GAAP earnings per ADS:
Basic	(0.16)	0.23	(0.17)	0.69
Diluted	(0.16)	0.21	(0.17)	0.62
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,189,443	81,965,501	85,170,886	82,163,135
Diluted	88,189,443	91,186,744	85,170,886	92,208,620
Weighted average number of ADSs outstanding:
Basic	440,947,215	409,827,505	425,854,431	410,815,675
Diluted	440,947,215	455,933,720	425,854,430	461,043,100

Non-GAAP Net income	(73,160)	95,178	(77,923)	284,823
Add back:
Interest expense	4,366	4,069	16,518	17,308
Income tax expenses	42,371	19,491	59,519	63,102
Depreciation expenses	4,302	3,065	14,544	11,624
Subtract:
Interest income	(2,832)	(9,606)	(22,221)	(43,857)
Adjusted EBITDA	(24,953)	112,197	(9,563)	333,000

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